ASX/MEDIA RELEASE
2 May 2006

Rights Issue to fund late stage Macular Edema trials and commencement of Pancreatic Cancer trials

Boston, MA and Perth, Australia - Global bio-nanotech company pSivida Limited (NASDAQ:PSDV, ASX:PSD, Xetra:PSI) today announced details of a Non-Renounceable Rights Issue offering one new ordinary share for every eight shares held at 22nd May (“the Record Date”) at an issue price of AU$0.60 per share.

The issue price represents an 18% discount to the 30 days volume weighted average closing price (VWAP) on the ASX up to 1st May being the last trading day and a 7% discount to the 5 day VWAP. Excluding the effect of vested options which may be exercised prior to the Record Date, the Rights offering could result in the issue of up to 48.25 million new ordinary shares, raising gross proceeds of approximately AU$29 million (US$22m).

The Rights Issue has an incorporated top-up facility whereby eligible shareholders may apply for additional new ordinary shares in excess of their entitlement at the same price. The Rights Issue is not being registered in the U.S. under the U.S. Securities Act of 1933, as amended (the "Act"), or any U.S. state securities laws, and Rights and Shares will not and may not be issued, offered, sold or transferred in the U.S. or to any U.S. persons unless (i) they are registered under the Act or an exemption from the registration requirements of the Act is available, or (ii) the offer, sale or transfer is performed in accordance with regulations under the Act.

The Rights Issue is not underwritten but pSivida will seek to place any shortfall with institutional and sophisticated investor clients of our U.S. based Lead Manager, Janney Montgomery Scott LLC, and certain co-managers appointed for this issue. Any ordinary shares issued in the U.S. in connection with the Rights Issue as a result of any shortfall will be issued in an unregistered action. These shares will not be registered under the Act and may not be offered or sold in the U.S. absent registration or an applicable exemption from registration requirements.

Capital raised from this Rights Issue will primarily fund the phase III clinical trials of MedidurTM for the treatment of Diabetic Macular Edema (DME), and phase IIa clinical trials of our lead BioSiliconTM product, BrachySilTM which is being developed for the treatment of inoperable pancreatic cancer. pSivida expects to receive a significantly greater return by funding the MedidurTM trials under the Co-Development Agreement to receive a profit share with Alimera Sciences rather than a straight royalty which would be payable if we did not co-fund the trials.

The Record Date for the Rights Issue is 22nd of May. It is expected that New Shares issued under the Entitlement Offer to eligible shareholders will be quoted on a deferred settlement basis on 8th June with normal trading for all New Shares issued under the Offer expected to commence as soon as practicable after that date. Further details on the proposed timetable for the Rights Issue will be set out in the prospectus. Any ordinary shares issued in the U.S. in connection with the Rights Issue will be issued in an unregistered transaction. Applications are expected to close on the 7th June.

A prospectus for the Rights Issue will be made available when the New Shares are offered and applicants under the Rights Issue wishing to apply for New Shares will need to complete the application form that will be in or will accompany the prospectus.

-ENDS-

Released by:

pSivida Limited Brian Leedman Investor Relations pSivida Limited Tel: + 61 8 9226 5099 brianl@psivida.com	US Public Relations Beverly Jedynak President Martin E. Janis & Company, Inc Tel: +1 (312) 943 1100 ext. 12 bjedynak@janispr.com

NOTES TO EDITORS:

pSivida is a global bio-nanotech company committed to the biomedical sector and the development of drug delivery products. Retisert™ is FDA approved for the treatment of uveitis. Vitrasert® is FDA approved for the treatment of AIDS-related CMV Retinitis. Bausch & Lomb own the trademarks; Vitrasert® and Retisert™. pSivida has licensed the technologies underlying both of these products to Bausch & Lomb. The technology underlying Medidur™, a treatment for diabetic macular edema, is licensed to Alimera Sciences and is in Phase III clinical trials.

pSivida owns the rights to develop and commercialise a modified form of silicon (porosified or nano-structured silicon) known as BioSilicon™, which has applications in drug delivery, wound healing, orthopaedics, and tissue engineering. pSivida’s subsidiary, AION Diagnostics Limited is developing diagnostic products and the subsidiary pSiNutria is developing food technology products both using BioSilicon™.

pSivida’s intellectual property portfolio consists of 70 patent families, 74 granted patents and over 290 patent applications.

pSivida conducts its operations from offices and facilities near Boston in the United States, Malvern in the United Kingdom, Perth in Western Australia and Singapore.

pSivida is listed on NASDAQ (PSDV), the Australian Stock Exchange (PSD) and in Germany on the Frankfurt Stock Exchange on the XETRA system (German Symbol: PSI. Securities Code (WKN) 358705). pSivida is a founding member of the NASDAQ Health Care Index and the Merrill Lynch Nanotechnology Index.

The Company's largest shareholder and a strategic partner is QinetiQ, a leading international defence, security and technology company, formed in 2001 from the UK Government's Defence Evaluation & Research Agency (DERA). QinetiQ was instrumental in discovering BioSilicon(TM) and pSivida enjoys a strong relationship with it having access to its cutting edge research and development facilities. For more information visit www.QinetiQ.com

For more information, visit www.psivida.com

This document contains forward-looking statements that involve risks and uncertainties. The statements are indicated by the use of words such as "believes", "expects", "anticipates" and similar words and phrases. Although we believe that the expectations reflected in such forward-looking statements are reasonable at this time, we can give no assurance that such expectations will prove to be correct. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. Actual results could differ materially from those anticipated in these forward-looking statements due to many important factors including: the failure of the results of the Retisert for DME trial to be a good indicator of the results of pSivida’s ongoing Phase III Medidur™ for DME trial; failure of the Medidur™ trials in DME to show a very similar improvement in visual acuity and diabetic retinopathy severity score as Retisert™ for DME; inability to recruit patients for the Phase III Medidur™ for DME trial; our failure to develop applications for BioSiliconTM due to regulatory, scientific or other issues, our inability to successfully integrate pSivida Inc’s operations and employees; the failure of the pSivida Inc’s products to achieve expected revenues and the combined entity’s inability to develop existing or proposed products; the failure of the Bausch & Lomb/Novartis co-promotion arrangement to provide faster royalty growth; failure of the slower progression or reduction of diabetic retinopathy resulting from the Retisert™ implant to have significant implications for Retisert™ and Medidur; failure of our evaluation agreements to result in license agreements; failure of Medidur™ to release the same drug as Retisert™ at the same rate; failure of the Medidur™ trials in DME to show a very similar stabilization or improvement diabetic retinopathy as Retisert™ for DME; failure to achieve cost savings. Other reasons are contained in cautionary statements in the Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission, including, without limitation, under Item 3.D, "Risk Factors" therein. We do not undertake to update any oral or written forward-looking statements that may be made by or on behalf of pSivida.